

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

David Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

> **Re: Whitestone REIT**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Form 8-K filed on October 26, 2020**
> **File Nos. 001-34855**

Dear Mr. Holeman:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　Office of Real Estate & Construction